 Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer

First Mining Gold Corp. (the “Company”)
Suite 1800 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Item 2. Date of Material Change

May 16, 2019.

Item 3. News Release

A news release was disseminated through ACCESSWIRE on May 16, 2019 and subsequently filed on SEDAR.

Item 4. Summary of Material Change

The Company announced that due to strong demand, it had upsized and closed its previously announced non-brokered private placement offering of units (“Units”) and flow-through units (“FT Units”), raising aggregate gross proceeds of $7,411,508 (the “Offering”).

Item 5. Full Description of Material Change

The Company announced that due to strong demand, it had upsized and closed its previously announced Offering of Units and FT Units. Pursuant to the Offering, the Company issued 20,412,995 Units at a price of $0.27 per Unit for gross proceeds of $5,511,508, and 5,277,777 FT Units at a price of $0.36 per FT Unit for gross proceeds of $1,900,000.

Each Unit consisted of one common share of the Company (a “Unit Share”) and one half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”), with each Warrant entitling the holder to purchase one additional common share of the Company at a price of $0.40 at any time prior to the date which is three years following the closing date of the Offering.

Each FT Unit consisted of one flow-through common share of the Company that qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada) (a “FT Unit Share”) and one-half of one Warrant on the same terms as the Warrants forming part of the Units.

The Unit Shares, the FT Unit Shares and the Warrants issued pursuant to the Offering are subject to a hold period under applicable Canadian securities laws of four months and one day from closing, expiring on September 17, 2019.

The net proceeds from the sale of the Units issued under the Offering will be used by the Company for development and permitting activities at its Canadian gold projects, as well as for general working capital purposes. The gross proceeds raised from the sale of the FT Units under the Offering will be used by the Company to fund exploration programs that qualify as “Canadian Exploration Expenses” (“CEE”) and “flow-through mining expenditures”, as those terms are defined in the Income Tax Act (Canada), and as “eligible Ontario exploration expenditures” for the purposes of the Taxation Act, 2007 (Ontario).

Certain directors and officers of the Company (the “Insiders”) subscribed for an aggregate of 2,813,867 Units under the Offering. Each issuance of Units to an Insider qualified as a related party transaction as defined by Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 on the basis that the fair market value of the Units issued to Insiders does not exceed 25% of the Company’s market capitalization. The Offering and the issuance of Units to the Insiders was unanimously approved by the Company’s board of directors. The issuance of Units did not materially affect the percentage of securities of the Company held by any Insider.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

For further information, please contact Daniel W. Wilton, Chief Executive Officer, at 604-639-8832.

Item 9. Date of Report

May 24, 2019.